Exhibit 99.4

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 1 Message to Shareholders 2018

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 1 Table of Contents 2 2018 Highlights Message from the President and CEO 9 3 Our Footprint Board of Directors 12 5 Message from the Chairman 12 Corporate Governance 6 Celebrating 25 Years Management Team 13

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 1 Our vision is to be a leading North American diversified energy infrastructure company. OUR STRATEGY We leverage the strength of our assets and expertise along the energy value chain to connect customers with premier energy solutions – from the wellsites of upstream producers to the doorsteps of homes and businesses, to new markets around the world. With infrastructure assets in some of the fastest growing energy markets in North America, including prominent positions in the Montney and Marcellus/Utica basins, and utility operations in five states, we are developing an integrated footprint capable of delivering sustained value to shareholders and customers alike. Ridley Island Propane Export Terminal near Prince Rupert, British Columbia

2 | ALTAGAS // MESSAGE TO SHAREHOLDERS 2018

2018 Highlights

2018 was transformational for AltaGas, with strong year-over-year growth driven by increased contributions from our Utilities and new assets coming online in our Midstream business.

2018 NORMALIZED EBITDA[1]
($ millions)


1200
800
400
0
797
1009
2017
2018

2018 NORMALIZED FFO[1]
($ millions)


1200
800
400
0
615
657
2017
2018

$3.8B in non-core asset sales completed since mid-2018 to de-lever and focus our footprint

25% increase in core gas processing volumes

$1.3B in high-quality capital growth projects identified for 2019

$125M recovered through accelerated replacement programs in Maryland, Michigan, Virginia and Washington, D.C.[2]

(1) Non-GAAP financial measure: see discussion in the advisories.
(2) Expressed in United States dollars.

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 3 Our Footprint Biomass Power Generation Storage Facility Under Construction Gas Processing Gas Processing Under Construction Transmission Pipelines Distributed Generation Energy Storage LPG Export Terminal Under Construction Transmission Pipelines Under Construction Gas-Fired Power Generation NGL Extraction Storage Facility Utilities +1.5Bcf natural gas transacted per day through Midstream business + 1.6M Utility customers across five states 75% $23B in assets(1) normalized EBITDA backed by medium and long-term agreements (1) As at December 31, 2018

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 4

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 5 Message from the Chairman On April 1, 1994, AltaGas Services Inc. began operations in Calgary with two services contracts and 21 employees who shared a vision of building a western Canadian Midstream business. Today, nearly 3,000 people are working to grow AltaGas Ltd. to be a leading North American energy infrastructure company. 2019 marks the 25th Anniversary of AltaGas – a significant milestone for our shareholders, employees, customers, partners, and the numerous other stakeholders we engage with every day. Fittingly, April 1, 2019 – the same day AltaGas Services Inc. began 25 years earlier – will also mark the last day in which I will serve as AltaGas’ Chair. What began as a team of just 21 people working to build a Western Canadian midstream business has grown to an enterprise unlike any other, comprised of nearly 3,000 people that create social value and deliver safe and reliable energy infrastructure solutions throughout North America – and to export markets beyond. President and Chief Executive Officer now firmly in place, it is an opportune time for AltaGas to also welcome a new Chair of the Board of Directors – Mr. Pentti Karkkainen, who assumes the role on April 2, 2019. With more than three decades of experience in investment management, energy sector research and investment banking, Pentti will provide exceptional leadership to the Board and its oversight of the management of AltaGas’ business. I look forward to working with him through the transition, and continuing to serve as a member of the Board. IN CLOSING Thank you to the entire AltaGas family – members both old and new – for their hard work and resilience over the past year, to our Board of Directors for their support, and to you, our shareholders. I am proud of what we have accomplished since we began some 25 years ago, and am thankful to all who played a role in our success. The future is bright and exciting. NEW LEADERSHIP FOR A NEW ERA Over the past 25 years, the challenges and opportunities AltaGas has encountered have varied in both scope and scale. Accordingly, we have called upon leaders of different capabilities at different times in order to drive our strategy forward. To help us create and capture new opportunities for growth, in December we welcomed Randy Crawford as President and Chief Executive Officer. Randy is a respected leader in the natural gas industry, known for his ability to drive top-tier performance and his blend of operational expertise and financial acumen. He has assumed the role of President and Chief Executive Officer at a pivotal time in our history, and has the full confidence and support of our Board of Directors to make the decisions necessary for AltaGas’ future. As the organization evolves, we also recognize the importance of periodic renewal, ensuring we benefit from both those with a deep knowledge of our enterprise and those with a fresh perspective. With an experienced Thank you, David Cornhill Chairman of the Board of Directors

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 6 ALTAGAS // MESSAGE T 7 Reflecting on the past. Focusing on the future. Celebrating years IPO of AltaGas acquisition of CUSTOMERS completed on Gas Plant in northwestern START strategic interest first cargo from 1994 1998 2000 2001 2002 2004 2005 2007 2008 2011 2012 2013 2014 2017 2018 2019 AltaGas Services Inc. established 21 $37K EMPLOYEESIN EQUITY AltaGas acquires interest in first Midstream asset 5% INTEREST EMPRESS STRADDLE PLANT Utilities segment established with acquisition of Centra Gas Alberta 53K CUSTOMERS Power segment established with acquisition of Sundance Power Purchase Arrangement Acquired the Edmonton Ethane Extraction Plant Established a partnership with Cross-Country Canada to create social value in our communities $500K DONATION Acquired Pacific Northern Gas ~34K CUSTOMERS Completed acquisition of SEMCO Energy Inc., with utilities in Michigan and Alaska 418K Construction Gordondale Alberta Power first generated from Forrest Kerr hydro facility in B.C. CompletedCompleted Canada Inc.WGL Holdings (TSX:ACI) 1996 Acquisition of Transwest Energy midstream assets (TSX:ALA) AltaGas begins trading on the TSX Completed construction of the Joffre Ethane Extraction Plant Partnered with STARS in Alberta to keep our people and communities safe Purchased Taylor NGL Limited Partnership, owner of the Harmattan and Younger facilities – our first acquisition of a publicly traded company Partnership formed with Idemitsu Kosan Co. Ltd. Acquired a in Petrogas Energy Corp., opening the door to new markets Construction begins on RIPET, near Prince Rupert, B.C. Completion and RIPET O SHAREHOLDERS 2018

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 8

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 9 Message from the President and CEO It is an honour to join the AltaGas team at such a pivotal time in the company’s 25-year history. I am optimistic and excited to lead the next chapter in AltaGas’ story, and would like to thank our Chairman and Founder, David Cornhill, the AltaGas Board of Directors and of course our shareholders, for your support and trust. Although the past year had some challenges, the steps we took in 2018 to reset our financial position and reshape our asset base have laid the foundation for enhanced profitability, and a stable platform to support the many growth opportunities in our Midstream and Utility businesses. In September, we continued to strengthen our position and expanded our liquids handling capabilities in the Montney with the acquisition of a 50 percent interest in Black Swan Energy Ltd.’s Aitken Creek processing facilities. With the combined commitments from Black Swan and Kelt, we committed to expand our North Pine fractionator from 10,000 barrels per day to an already permitted 20,000 barrels per day. At our Utilities, we committed to expand the level of capital that is recovered through the accelerated pipe replacement programs in 2019 by over 40 percent compared to 2018. We also implemented new base rates at WGL in our Maryland and Virginia jurisdictions. At SEMCO, we began the construction of our Marquette Connector Pipeline and are scheduled to complete the project by year end 2019. Without a doubt, our most impressive accomplishment of this past year was the incredible response of ENSTAR following the devastating 7.0 earthquake that struck Anchorage in late November. Despite the fact that many of our people experienced damage to their own homes, they put the needs of our customers first, springing into action to make sure the gas transmission and distribution systems were safe and operational. I was also impressed by the incredible emergency support provided by our SEMCO team, which sent senior leadership and a dozen of its own technicians to assist in the response efforts. This same commitment to safe, reliable customer service was evident at Washington Gas, which maintained high reliability of its gas distribution system with 99.91% of customers experiencing no unplanned outages in 2018. As a result of determined efforts like these, among countless others, we achieved solid financial results for the year. We delivered Normalized EBITDA(1) of $1.0 billion, a growth rate of 27 percent year-over-year, and Normalized Funds from Operations(1) of $657 million for the year, representing an increase of approximately 7 percent. REFLECTING ON 2018 2018 was a transformational year for AltaGas. We successfully completed the acquisition of WGL Holdings, Inc. and repositioned ourselves as a low risk, high growth Utility and Midstream company. We also took significant steps to strengthen our balance sheet by monetizing non-core assets that don’t align with our long-term strategic focus. Given the magnitude of this transformation, some significant operational and financial achievements we had this past year may have been overlooked. We significantly advanced our fully-integrated Midstream service offering, entering into definitive agreements with Kelt Exploration Ltd. to provide energy infrastructure in support of their development in northeastern British Columbia. Announced in August, these commercial arrangements underpin the expansion of our Townsend complex, including the addition of 198 million cubic feet per day of processing capacity. The additional natural gas liquids also provide further supply to our Ridley Island Propane Export Terminal (RIPET) near Prince Rupert, British Columbia. In fact, driven largely by increased volumes through our Townsend facility, we achieved a 25 percent increase in gas processing volumes for the year. (1) Non-GAAP financial measure: see discussion in the advisories.

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 10 In August 2018, we announced an agreement with Kelt Exploration Ltd. to provide energy infrastructure for the liquids-rich Inga Montney development. This underpins the expansion of the Townsend complex, including the addition of a 198 MMcf per day C3+ deep cut gas processing facility. OUR STRATEGY We entered 2019 with a strong, experienced team and outstanding commercial assets within segments that are complementary to one another. This balanced portfolio, with higher-growth assets in our Midstream segment and stable long-term assets in our Utilities segment, affords us a strong foundation to drive future growth. Moving forward, our strategy is to leverage the strength of those assets, and our expertise along the energy value chain, to connect customers with premier energy solutions – from the wellsites of upstream producers to the doorsteps of homes and businesses, and to new markets around the world. provide both skills training and employment. We are very proud of the relationships we have built in developing RIPET, and look forward to their continued growth in the years to come. Not only does RIPET leverage our existing gathering, processing and fractionation assets, but it also provides higher netbacks and market optionality for our customers and positions us to organically expand our Midstream business in northeastern B.C. With production from our facilities and other commercial contracts, we fully anticipate having physical volumes equal to our initial 40,000 barrels per day target by the project in-service date, with line of sight to higher volumes in the future. ENHANCING AND ACCELERATING RETURNS WITHIN OUR UTILITIES Our Utilities segment is an integral part of our business. It is underpinned by regulated, low-risk cash flow and a growing rate base fuelled by accelerated pipe replacement programs and an expanding customer base. With the acquisition of WGL now complete, we have a Utility business with a rate base of $3.7 billion in five states – all with supportive regulatory environments. In each jurisdiction, we have identified opportunities to unlock embedded organic growth, such as increasing construction activities to connect new customers, improve the system reliability and upgrading aging infrastructure. We have established a focus on driving operational excellence, improving the customer experience, and achieving superior and timely returns on invested capital. We are already seeing evidence of this holistic thinking from our team at SEMCO with the Marquette Connector Pipeline in Michigan. With this project, we are putting approximately $187 million of capital to work in 2019 to improve system reliability and connect new customers to the clean, reliable and affordable natural gas they need. BUILDING A PREMIER MIDSTREAM BUSINESS Our Midstream business offers our customers a unique and compelling value proposition, providing services across the energy value chain including access to export markets where demand is strong. Those integrated capabilities are anchored along Canada’s West Coast by RIPET, which is being constructed on time and on budget, and will see its first cargo in the second quarter of this year. The first such facility on Canada’s West Coast, RIPET will make a significant contribution to international trade, support long-term economic stability in northern B.C. and send a signal to customers overseas that Canada can deliver on infrastructure and energy exports – an important message to the world at a time of significant uncertainty with respect to new energy infrastructure projects in Canada. Consistent with our approach to fostering long-term and mutually beneficial relationships with Canada’s Indigenous Peoples, our team worked closely with local First Nations throughout the project and actively sought opportunities to

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 11 2018 was a transformational year for AltaGas. We successfully completed the acquisition of WGL Holdings, Inc. and repositioned ourselves as a low risk, high growth Utility and Midstream company. We also took significant steps to strengthen our balance sheet by monetizing non-core assets that don’t align with our long-term strategic focus. FINAL THOUGHTS Although I have only been with the company a few months, I have become even more optimistic regarding the future of AltaGas. Over the last two and a half decades, the people of this company have time and again demonstrated true entrepreneurship, character, grit and teamwork. These same qualities position us well for the work ahead as we continue to refocus the company. To capture new opportunities for growth, it is vital that we continue to integrate environmental, social and ethical considerations into the execution of our strategy. We must maintain and grow the many collaborative relationships we have established with our stakeholders, minimize our environmental impacts and – above all else – strive to ensure the safety of our people, customers and communities. In closing, I sincerely appreciate the confidence that AltaGas’ Board of Directors has placed in me, and I look forward to working with Pentti Karkkainen, our incoming Chair, to leverage and enhance the strength of our asset footprint. Truly, AltaGas has all the ingredients it needs to succeed. We have a talented team of people who are safely and reliably operating assets in some of the most strategic energy markets in North America. Moving into 2019 and beyond, our focus will be on effectively harnessing those strengths in a singular pursuit: focused and sustainable growth. Thank you, Marquette is anticipated to be placed in service by year-end 2019 and, based on the timing of our rate case, will generate timely recovery of capital. It’s a win-win for AltaGas and our customers, and is exactly the sort of strategic decision-making that we intend to foster among all of our Utilities in order to enhance our performance and, by extension, our returns. To ensure we realize the full potential associated with our acquisition of WGL, successful integration is also a priority. Accordingly, we have established a series of near-and long-term goals, and have already made good progress integrating WGL’s leadership team, its operations and many of its core processes. This will remain a focus for us moving through 2019 and beyond. ENHANCING OUR FINANCIAL STRENGTH AND FLEXIBILITY With such high-quality opportunities throughout our portfolio, a strong balance sheet is vital. Accordingly, our team has designed our Balanced Funding Plan to optimize per share cash flow and earnings growth, enhance the value of our asset footprint and improve our credit metrics. In 2018, we successfully monetized $3.8 billion in non-core assets, simultaneously helping de-lever our balance sheet and sharpening our focus on our Midstream and U.S. Utilities businesses. We have also committed to pursue an additional $1.5 to $2.0 billion in non-core asset sales in 2019 – the proceeds from which can be used to further de-lever or used as an efficient source to fund attractive capital projects. The decision to sell these assets was a difficult one, and it wasn’t made lightly. However, we recognize the fundamental importance of a strong balance sheet as an enabler of growth, and I firmly believe that unlocking value from these non-core assets will position the company to capture the attractive returns associated with the growth opportunities I touched upon earlier. Similarly, we have sharpened our pencils with respect to funding capital growth. Simply put, we must put every dollar to work to generate superior and timely returns on your behalf. In 2019, we have allocated $1.3 billion to projects with strong organic growth potential, attractive risk-adjusted returns and long-term, secure commercial underpinning. This focused and disciplined approach to deploying capital will be instrumental as we further strengthen our balance sheet without impacting longer-term value. Randy Crawford President and Chief Executive Officer

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 12 Board of Directors David W. Cornhill Chairman of the Board of Directors, Non-Independent Director Catherine M. Best Independent Director Victoria A. Calvert Independent Director Randy Crawford Non-Independent Director Allan L. Edgeworth Independent Director Daryl H. Gilbert Independent Director Robert B. Hodgins Independent Director Cynthia Johnston Independent Director Pentti Karkkainen Independent Director Incoming Chair Effective April 2, 2019 Phillip R. Knoll Independent Director Terry D. McCallister Non-Independent Director M. Neil McCrank Independent Lead Director Corporate Governance The members of the Board of Directors of AltaGas Ltd. are elected by shareholders to supervise the management of its business and affairs. It is the responsibility of the Board of Directors to ensure that the interests of shareholders and other stakeholders are properly represented. To that end, the Board of Directors has assumed responsibility for the stewardship of, and accountability at, AltaGas, and developed standards and procedures for its operations that meet a high standard of governance. The Board of Directors regularly reviews AltaGas’ activities, with a view to ensuring its business affairs are conducted appropriately, with the honesty, integrity, transparency and accountability that shareholders expect. The Board of Directors is committed to continuously meeting those high standards. The annual meeting of shareholders provides AltaGas’ executives with the opportunity to communicate AltaGas’ goals and strategy to shareholders. The meeting offers shareholders the chance to hear first-hand from management and to understand AltaGas’ strategy for seeking to continually increase shareholder value and grow AltaGas. The Board of Directors and AltaGas’ management team encourage you to attend the annual meeting of shareholders, either in person in Calgary or through the live webcast that can be viewed at altagas.ca. The annual meeting will be held at 3:30 p.m. MT on May 2, 2019 at The Metropolitan Conference Centre, 333 – 4 Avenue SW, Calgary, Alberta.

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 13 Management Team AUDITORS Ernst & Young LLP Calgary, Alberta, Canada TRANSFER AGENT Computershare Trust Company of Canada Calgary, Alberta, Canada Toll-free: 1.866.732.8683 service@computershare.com Investors are encouraged to contact Computershare for information concerning their security holdings. Randy Crawford President and Chief Executive Officer Tim Watson Executive Vice President and Chief Financial Officer Corine Bushfield Executive Vice President and Chief Administrative Officer Adrian Chapman President, U.S. Utilities STOCK EXCHANGE LISTING Toronto Stock Exchange: ALA, ALA.PR.A, ALA.PR.B, ALA.PR.U, ALA.PR.E, ALA.PR.G, ALA.PR.I, ALA.PR.K and ALA.R Fred Dalena Executive Vice President, Commercial Strategy and Business Development Brad Grant Executive Vice President and Chief Legal Officer Randy Toone Executive Vice President and President, Midstream Forward-looking Information This document contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this document contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the expected in-service date and contracted capacity of RIPET; board member and Chairman retirement; Chair appointment; growth opportunities in the Utilities segment; the in-service date and benefits of the Marquette Connector Pipeline; the Corporation’s Balanced Funding Plan; anticipated asset sales and use of proceeds; and anticipated capital spending. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: expected commodity supply, demand and pricing; volumes and rates; exchange rates; inflation; interest rates; credit rating; regulatory approvals and policies; future operating and capital costs; project completion dates; capacity expectations; implications of recent U.S. tax legislation changes; and the outcomes of significant commercial contract negotiation. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Indigenous stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; availability of supply from Cook Inlet; availability of biomass fuel; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; and the other factors discussed under the heading “Risk Factors” in the most recent AIF. Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this document, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document, and such forward-looking statements included in this document, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this document. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this document are expressly qualified by these cautionary statements. Financial outlook information contained in this document about prospective financial performance, financial position or cash flows is based on assumptions about future events, including, without limitation, economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. In this presentation we use certain supplementary measures, including Normalized EBITDA and Normalized Funds from Operations (“FFO”) that do not have any standardized meaning as prescribed under U.S. generally accepted accounting principles (“GAAP”) and, therefore, are considered non-GAAP measures. AltaGas’ method of calculating these non-GAAP measures may differ from the methods used by other issuers. Normalized EBITDA includes additional adjustments for unrealized gains (losses) on certain risk management contracts, realized losses on foreign exchange derivatives, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment costs, losses on the sale of assets, provisions on assets, provisions on equity investments, accretion expenses related to asset retirement obligations and the Northwest Transmission Line liability, foreign exchange gains, development costs, distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure. Normalized funds from operations is used to assist management and investors in analyzing the liquidity of the Corporation without regard to changes in operating assets and liabilities in the period and non operating related expenses (net of current taxes) such as development costs and transaction and financing costs related to acquisitions and dispositions. Readers are advised to refer to AltaGas’ Management’s Discussion and Analysis (“MD&A”) as at and for the year ended December 31, 2018 for a description of the manner in which AltaGas calculates such non-GAAP measures and for a reconciliation to the nearest GAAP financial measure.

ALTAGAS // MESSAGE TO SHAREHOLDERS 2018 14 For investor relations inquiries contact: Telephone: 403.691.7100 Toll-free: 1.877.691.7199 investor.relations@altagas.ca 1700, 355 - 4th Avenue SW Calgary, Alberta T2P 0J1 altagas.ca